UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission file number: 001-41972

BitFuFu Inc.

(Exact Name of Registrant as Specified in Charter)

9 Temasek Boulevard

Suntec Tower 2, #13-01

Singapore 038989

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K is hereby incorporated by reference in the registration statements of BitFuFu Inc. on Form F-3 (No. 333-278207 and No. 333-286356) and Form S-8 (No. 282033), to the extent not superseded by documents or reports subsequently filed or furnished.

ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On June 10, 2025, BitFuFu Inc. (the “Company”) entered into an At Market Issuance Sales Agreement (the “Sales Agreement”) with B. Riley Securities, Inc., Cantor Fitzgerald & Co., Northland Securities, Inc., and Roth Capital Partners, LLC (each an “Agent” and collectively the “Agents”) with respect to an at-the-market offering program under which the Company may offer and sell, from time to time at its sole discretion, shares of its Class A ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), having an aggregate offering price of up to $150.0 million (the “Placement Shares”) through or to the Agents, as sales agents or principals. The issuance and sale, if any, of the Placement Shares by the Company under the Sales Agreement will be made pursuant to the Company’s registration statement on Form F-3 (No. 333-286356), which was declared effective by the Securities and Exchange Commission on April 25, 2025.

Subject to the terms and conditions of the Sales Agreement, the Agents may sell the Placement Shares by any method permitted by law deemed to be an “at the market” offering as defined in Rule 415 of the Securities Act of 1933, as amended, including, without limitation, sales made through The Nasdaq Capital Market or on any other existing trading market for the Ordinary Shares. The Agents will use commercially reasonable efforts to sell the Placement Shares from time to time, based upon instructions from the Company (including any price, time or size limits or other customary parameters or conditions the Company may impose). The Company will pay the Agents a commission in an amount up to three percent (3%) of the gross sales proceeds of any Placement Shares sold through the Agents under the Sales Agreement and also has provided the Agents with customary indemnification and contribution rights.

The Company is not obligated to make any sales of Ordinary Shares under the Sales Agreement. The offering of Placement Shares pursuant to the Sales Agreement will terminate upon the earlier of (i) the sale of all Placement Shares subject to the Sales Agreement or (ii) termination of the Sales Agreement in accordance with its terms.

The foregoing description of the Sales Agreement is qualified in its entirety by reference to the full text of the Sales Agreement, which is filed as Exhibit 1.1 to this Current Report on Form 6-K and incorporated herein by reference.

This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any offer, solicitation, or sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

EXHIBIT LIST

Exhibit	Description
1.1	At Market Issuance Sales Agreement dated June 10, 2025 by and among BitFuFu Inc., B. Riley Securities, Inc., Cantor Fitzgerald & Co., Northland Securities, Inc., and Roth Capital Partners, LLC

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BitFuFu Inc.

By:	/s/ Leo Lu
Name:	Leo Lu
Title:	Chairman of Board of Directors and Chief Executive Officer

Dated: June 10, 2025

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